R.F. LAFFERTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2015

Credit Factors	
Stockholders' equity	$1,596,163
Total credit factors	1,596,163
Debit Factors	
Clearing deposit	
Commissions receivable	86,616
Fixed assets	54,884
Other assets	259,107
Capital charges pursuant to Rule 15c3-1	193,813
Total debit factors	594,420
Net Capital	1,001,743
Less minimum net capital requirements	
Greater of 6 2/3% of aggregate indebtedness	
or $5,000	651,350
Remainder: Capital in excess of all requirements	$ 350,393

Capital ratio (maximum allowance 1500%)

(*)Aggregate indebtedness $\frac{781,041}{1,001,743} = 77.97\%$

Divided by: Net capital

(*)Aggregate indebtedness:	
Accounts Payable and accrued expenses	738,877
Securites sold, not yet purchased	42,164
	781,041

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2015

The accompanying notes are an integral part of this statement.